

June 3, 2014

Via E-mail
Mr. Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

>   **Re: Leggett & Platt, Incorporated**
>   **Form 10-K**
>   **Filed February 26, 2014**
>   **File No. 1-07845**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

O – Other (Income) Expense, page 106

1. We note that other income for 2013 of $21.4 million primarily consists of an $8.1 million gain on asset sales and an $8.8 million bargain purchase gain from acquisitions. Since other income is material to your net earnings for 2013, please tell us and revise future filings accordingly to explain in MD&A the nature of the $8.1 million gain on asset sales. Regarding the bargain purchase gain, we note the disclosure provided on pages 109-110. It is unclear to us how the notion of "financial strength" and the fact that you were able to complete the acquisition without a financial contingency would result in the seller selling its business at an amount less than what a market participant would be willing to pay. Please explain further in your response letter, and address your consideration of ASC 805-30-25-2 through 25-4. Also, please clarify, if true, that the $6.1 million in goodwill recognized from the two acquisitions made in 2013 was attributable entirely to the other

Mr. Matthew C. Flanigan
Leggett & Platt, Incorporated
June 3, 2014
Page 2

acquisition, i.e., the UK-based business that extended your capability in aerospace tube fabrication. We may have further comment.

Form 10-Q for the period ended March 31, 2014

Management's Discussion and Analysis, page 24

2. We note the disclosure regarding the performance of Store Fixtures on page 28 and that future impairment could be possible as discussed on page 36. Please explain to us why, based on your indications that, among other things, 2013 results "fell short of expectations," forecasted second quarter 2014 sales will be significantly lower than the year-ago period, "many expected new programs have been slow to start," and sales have been "very soft," you did not believe that conducting an interim impairment review on the goodwill remaining in this group was warranted as of March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief